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Filed by Brandywine Operating Partnership pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Prentiss Properties Trust Commission File No.:1-14516

This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust (“Brandywine”) of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Brandywine on October 3, 2005. The Merger Agreement is incorporated by reference into this filing.

The following is a analysis presented as additional information by Brandywine on October 28, 2005 regarding the Acquisition and related matters.

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Prentiss Acquisition
Benefits Comparison Analysis

PLAN/PROGRAM	PRENTISS	BRANDYWINE	TRANSITION INFORMATION

WELFARE PLANS
Eligibility	1st of month after 30 days Full time = 30 hours	1st of month after 30 days Full time = 40 hours	Eligibility for medical, dental and vision the same Life, LTD: Brandywine eligibility 1st of the month after 60 days

No break in coverage after transition

	Prentiss years of service will be treated as Brandywine years of service for benefits eligibility		Prentiss plans will continue until the 2nd Quarter of 2006, when a new plan design will be rolled out to all employees.

No pre-existing conditions limitations

2006 deductibles paid will count towards new plan

Goal is to maintain physician coverage as close as possible to what both

Brandywine and Prentiss have now

For future update: PT eligiblilty

Medical
Carrier/Model	CIGNA: PPO and POS Plans	Blue Cross: PPO and POS Plans	Both plans have PPO and POS models

Pay Philosophy	Contribution varies by pay level - lower paid employees pay less	All employees pay the same rates	Both plans have pre-tax contributions

Coverage Level	Similar premiums for POS; much lower for PPO; Higher office co-pays, deductibles, Rx	Higher premiums for PPO; lower co-pays, deductibles, Rx	For future update: new combined plan design

	Prescriptions included (mail order discount)	Prescriptions included (mail order POS only)	Both plans have prescription coverage

Funding	Self funded up to $125,000/claim	Fully insured

Dental
Carrier/Model	CIGNA: PPO plan	Fortis: PPO plan	Similar plan model with higher in-network reimbursement

Pay Philosophy	Employer 70%; Employee 30%	Employer 70%; Employee 30%	Similar employee cost sharing

Coverage Level	Preventive, Basic, Major, Orthodontia	Preventive, Basic, Major, Orthodontia	Similar coverage

Funding	Self-funded	Self-funded

Vision	VSP Plan	Opti-Choice Plan	Brandywine coverage slightly less, lower co-pays

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Prentiss Acquisition
Benefits Comparison Analysis

PLAN/PROGRAM	PRENTISS	BRANDYWINE	TRANSITION INFORMATION

WELFARE PLANS (Cont.)

Group Life Insurance

Carrier/Model	Prudential Insurance	Hartford Insurance	Benefit is fully paid by the company for both plans.
Pay Philosophy	100% Employer Paid	100% Employer Paid

Coverage Level	1 x base salary	$50,000	For future update: Resolution of coverage differences

Supplemental Group Life

Carrier/Model	Prudential Insurance Supplemental Life available at cost	Hartford Insurance Supplemental Life available at cost	A supplemental plan will be available in the new plan design.

Long Term Disability			Employees on LTD will continue to be covered

Carrier/Model	CIGNA	Hartford	BDN employees do not pay for LTD; however, the benefit is taxable when received.
	Benefit commences 91st day	Benefit commences 91st day
Pay Philosophy	100% Employee Paid	100% Employer Paid
Coverage Level	60% of base salary to $5,000/mo maximum	60% of base salary to $6,000/mo. maximum
For future update: Brandywine will review addition of supplemental plan at employee cost
	Supplemental plan for higher paid	No plan available

Short Term Disability

Carrier/Model	CIGNA - self insured	Company administered - self insured	Brandywine currently administers STD in house.
Pay Philosophy	100% Employer Paid	100% Employer Paid	Benefit is company paid and covers 12 weeks of disability
Coverage Level	60% - 100%, depending on length of service	60% - 100%, depending on length of service	Brandywine 60% 1st year (after 60 days)
80% 2- 4 years
100% 5 years

Sick Days

Coverage Level	5 days, plus carryover, if available, for qualifying disability	6 days, plus carryover, if available	Brandywine allows carryover of up to 4 days; maximum accumulation 10 days

Flex Plan	Dependent Care $5,000	Dependent Care $5,000	Dependent Care Spending Account same

Pre-Tax Spending Accounts	Health Care $5,000	Health Care $2,000	Brandywine Health Care Spending cap is different. For future update.

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Prentiss Acquisition
Benefits Comparison Analysis

PLAN/PROGRAM	PRENTISS	BRANDYWINE	TRANSITION INFORMATION

Payroll	Semi-Monthly, 15th & last day of month Pay is current, Overtime in following pay Direct Deposit ADP	Semi-Monthly, 15th & last day of month Pay is current, Overtime in following pay Direct Deposit ADP	We both pay semi-monthly and current to pay date, except overtime, part-time

Both companies have direct deposit Same pay system

Vacations	Anniversary Date Accrual	Calendar Year Accrual	Prentiss service will count towards vacation earned under Brandywine's policy

	less than 1 year = 1 week	On payroll January 1:	If Prentiss employee has vacation scheduled for 2006, can take it
	1 - 5 years = 2 weeks	up to 5th anniversary = 2 weeks
	5 - 9 years = 3 weeks	5 - 9 years = 3 weeks
	10 - 25 years = 4 weeks	10 + years = 4 weeks
25+ years = 5 weeks
	No rollover year to year	No rollover year to year	For future update: Vacations will convert to calendar year accrual. You can take vacation starting on January 1, although you earn it monthly throughout the year

Holidays	8 days plus 2 floating days	8 days plus 2 personal days	Similar holiday schedules

Employee Assistance Plan	Available 24/7 for confidential assistance/counseling	Available 24/7 for confidential assistance/counseling	Brandywine offers the same type of confidential benefit to you and your dependents
Other Benefits to be discussed in future bulletin:

*Education Reimbursement
*Prepaid Legal Plan
*529 Plan
*Nissan/Infinity Vehicle Purchase Plan
*Brandywine Scholarship Program
*Matching of charitable gifts

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Prentiss Acquisition
Benefits Comparison Analysis

PLAN/PROGRAM	PRENTISS	BRANDYWINE	TRANSITION INFORMATION

RETIREMENT PLANS

Carrier	Merrill Lynch	John Hancock/ManuLife	Will look at merged plan in 2006

Available Funds	14 with lifestyle funds	81 with lifestyle funds	For future update: timing of transition

Eligibility	1st of Quarter after 1 year	1st of Quarter after 60 days	For future update: timing of entry per ERISA rules

Match	25% up to 6% of salary	30% up to 10% of salary	For future update: timing of match per ERISA rules

Profit Sharing	Plan allows; no recent contributions	Profit sharing 2 - 3% over past few years	Although this is discretionary, this Brandywine benefit is in addition to the match

Vesting	immediate, upon entry	graduated over 3 years	Prentiss employees will be fully vested in Prentiss carryover account

Past service will count for vesting in Brandywine plan

Loans	Available for any reason; subject to legal restrictions	Available for hardship (per IRS) rules only; subject to legal restrictions	For Prentiss employees moving to Brandywine: loans outstanding will transition to Brandywine plan with similar repayment schedules

For future update : Brandywine will review loan eligibility rules.

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Additional Information about the Merger and Where to Find It

This presentation does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy stat ement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.